UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)

Paradise Tan, Inc.
(Name of Issuer)

Common Stock, $0.01Par Value Per Share
(Title of Class of Securities)

699091104
(CUSIP Number)

Bernard & Yam, LLP Attention: Man Yam, Esq. 401 Broadway Suite 1708 New York, NY 10013 Tel: 212-219-7783 Fax: 212-219-3604
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 19, 2007
(Date of Event which Requires Filing Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

YONGJUN ZENG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,192,700

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
1,192,700

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,192,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.10%

14	TYPE OF REPORTING PERSON
IN

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

2

Item 1. Security and Issuer

This statement relates to shares of the Common Stock, $0.01 Par Value Per Share (the "Shares"), of Paradise Tan, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 15851 Dallas Parkway - Suite 600, Addison, TX 75001.

Item 2. Identity and Background

(a)     This statement is filed by Yongjun Zeng, a citizen of the People's Republic of China (the "Reporting Person").

(b)     The address of Reporting Person is Suite 1501, Plaza B, Jianwai SOHU, No. 39, Eastern Three, Ring Middle Road, Chaoyang District, Beijing, China, Postal Code: 100020.

(c)     During the last five years, Reporting Person (i) has not been convicted in a criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source of Amount of Funds or Other Consideration.

The aggregate purchase price of the Shares acquired by Reporting Person is $ 35,000 and it is from Reporting Person's personal fund.

Item 4. Purpose of Transaction

On October 19, 2007, a group of major shareholder ("Sellers") of Issuer entered a Securities Purchase Agreement ("Purchase Agreement") with a group of individual purchasers ("Purchasers") including Reporting Person. Under the terms of the Purchase Agreement, Sellers sold in total 7,951,329 shares of common stock of the Company to Purchasers and Reporting Person acquired 1,1927,00 shares, representing approximately 5.10 % of the total issued and outstanding shares of the Issuer. The purpose of the Transaction was investment.

The Reporting Person may in the future determine to: (i) acquire additional securities of the Issuer through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it, or (iii) consider plans or proposals which would relate to or result in: (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments; (h) any other action whether or not similar to those enumerated above. The Reporting Person reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate.

Item 5. Interest in Securities of the Issuer

The Reporting Person owns 1,1927,00 shares of common stock of the Issuer, representing 5.10 % of the issued and outstanding common stock. The Reporting Person has sole voting and dispositive power over the subject securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Purchase Agreement, Reporting Person acquired from the shareholders of Issuer a total 1,1927,00 shares of common stock of the Issuer, representing approximately 5.10 % of the total issued and outstanding shares of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 08, 2008	Reporting Person

/s/ Yongjun Zeng
Yongjun Zeng